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Foreland Refining 🔖

Foreland Refinery Corp. is the only active crude oil refinery in Nevada, with over two decades of proven operations supplying high-demand fuels to the Western U.S. Now, as a subsidiary of Sky Quarry, an innovative energy solutions company, Foreland is preparing to scale by using recycled heavy oil ...
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This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Raised	Days Left
$0	**98**

✓ Launch — 2 $10,000 Min — 3 $1,235,000 Max

Overview Team About Communication Channel Updates

Business Description

Nevada's Only Active Refinery: Your Next Energy Investment

Stake your claim in American energy independence with the last refinery standing in Nevada. While California's refining capacity crumbles, Foreland Refinery has served the Western U.S. for over 20 years with proven performance, efficient operations and reliable, high-quality fuel products.

As a key subsidiary of Sky Quarry Inc., we are now advancing our capabilities to include recycled heavy oil from waste materials, building a more resilient and resource-efficient energy future right here at home.

This isn't a startup, it's a proven North American operation, ready to scale and built to deliver real returns in a $629B+ market.



Why Invest in Foreland Refinery?

✅ **1. Strategic Location and First-Mover Advantage**

Foreland Refinery is the only operating refinery in Nevada, uniquely positioned to meet critical demand with secure, cost-effective, locally produced fuel, asphalt, and other high demand petroleum products.

✅ **2. Proven Asset: Ready to Scale Up**

With over 20 years of proven operations, Foreland is preparing to scale to over 800,000 barrels per year, unlocking $77M in potential annual revenue.

✅ **3. Cleaner, More Sustainable Fuel**

Foreland is preparing to incorporate recycled heavy oil sourced from asphalt shingle waste into its operations, positioning itself for competitive edge in cost, supply security, and sustainable fuel production.

✅ **4. Attractive Investor Terms**

- 10% annual interest
- Royalty bonus: $0.75 per barrel refined and sold
- Returns paid out annually
- With current production at up to 25,000 barrels/month, investors can earn up to 25% annually



Security Type:
Equity Security

Price Per Share
$100.00

Shares For Sale
12,350

Post Money Valuation:
N/A

Investment Bonuses!
N/A

Regulatory Exemption:
Regulation Crowdfunding – Section 4(a)(6)

Deadline:
September 30, 2025

Minimum Investment Amount:
$1000

Target Offering Range:
$10,000-$1,235,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission


$25%
investors can earn up to 25% annually

💡 **How it works:**
Each year, a royalty pool is created based on total barrels refined. That pool is distributed proportionally to Preferred Shareholders based on the number of shares they own.

Shares Owned	Annual Dividend	Royalty Bonus	Total Return (Capped at 25%)
10	100	225	250
50	500	1,125	1,250
100	1,000	2,250	2,500
500	5,000	11,250	12,500
1000	10,000	22,500	25,000

*The royalty pool is calculated at $0.75 per barrel for every $1 million raised through the Preferred Share offering. Each shareholder receives a prorated portion of the total royalty pool based on how many shares they hold.

Problem

The Western U.S. Faces a Fuel Crisis

Historically, Nevada has relied on California for over 150,000 barrels of oil and transportation fuels per day. **But with that supply chain under pressure, the region now faces rising fuel costs and increasing supply risks.**

A local refining solution isn't just a good idea, it's critical.

✅ **1. California's Capacity Is Cracking**

Strict regulations, diminished refining capacity and aging infrastructure are shrinking supply, creating volatility across the West.

✅ **2. Imports = Instability**

63% of California's crude comes from overseas. Global disruptions can ripple into Nevada overnight, and every extra mile adds cost. Foreland eliminates the middleman by sourcing and refining fuel on-site, avoiding importers and long-haul distributors with local production that's closer, faster, and more reliable.

✅ **3. EVs Aren't There Yet**

In 2023, just over 22 percent of new vehicles sold in California were electric, falling short of the state's 35 percent target for 2026. With more than 1.4 million gas-powered vehicles still sold each year, traditional fuels remain critical, especially for heavy industry and commercial fleets.

✅ **4. Tariffs Could Hit Hard**

63% of California's crude comes from overseas. Foreland avoids global price shocks by refining fuel locally, using domestic supply. No reliance on foreign crude means more stable, reliable supply for the Western U.S.

✅ **5. Refinery Shutdowns = Supply Shock**

The planned closures of California's Phillips 66 and Valero's Benicia refineries could cut California's refining capacity by 21% by 2026. Analysts warn this may lead to gasoline shortfalls of 6.6 to 13.1 million gallons per day, that's enough to fuel nearly 10M vehicles.


Refineries Are Closing—
Demand Isn't
Capacity
21%
75%
Gas Prices
23.3%
CALIFORNIA & OTHER STATES
63.5%
FOREIGN
13.3%
ALASKA
California's Growing
Dependence on Foreign Oil

Solution

Meet Foreland: Built to Scale. Ready Now.

Foreland produces the products that help keep the West moving:

- **Diesel** for trucks and heavy equipment
- **Asphalt** for roads and infrastructure
- **VGO** for industrial and refining uses
- **Naphtha** for blending and specialty fuels

These are critical products for mining, construction, and transportation. With direct access to regional buyers, Foreland cuts out costly transport, reduces dependence on California's unstable supply, and unlocks scalable, high-margin growth.





Business Model

Powering Profit and Planet: Foreland's Winning Strategy

Foreland Refinery, a subsidiary of Sky Quarry, is a forward-thinking operation at the heart of a vertically integrated, sustainable energy model. **The refinery is already producing high-demand fuel products from heavy oil** and is preparing to expand its capabilities to include recycled oil sourced from Sky Quarry's PR Spring facility in Utah.

With direct access to a steady supply of recycled heavy oil derived from asphalt shingle waste, Foreland is positioned to boost output beyond its historical 485,000 barrels annually. Previous production levels were limited by constrained heavy oil access, and this integration creates a clear path to scale.

This localized approach:

- **Reduces** reliance on California's unstable fuel supply
- **Enhances** regional energy security
- **Captures** premium value from sustainable refined fuels
- **Supports** both environmental responsibility and strong investor returns

By advancing the ability to refine recycled oil on-site, Foreland is proving that smart infrastructure can power both profit and progress.







"Note: Higher volumes are expected during peak summer demand, with lower production levels anticipated in the winter months to align with seasonal market needs."

Market Projection

A $629+ Billion Market Opportunity

The U.S. refined fuel market is growing 2.86% annually with sales projected to exceed $629B billion in the years ahead. Foreland Refinery is targeting critical sectors that must have fuel regardless of price.

- **Mining:** Capitalizing on Nevada's [2] $2 billion lithium boom happening in Foreland's own backyard
- **Construction & Infrastructure:** Supplying both fuel AND asphalt products for infrastructure development
- **Heavy Transport:** Serving the sector most resistant to electrification with reliable diesel needs



Competition

Outpacing the Giants: Foreland's Edge in a Crowded Field

Foreland Refinery operates in a competitive Western U.S. fuel market, but no other player combines local scale, vertical integration, and sustainability like we do.

The Competition:

Major California Refiners

- Burdened by strict environmental regulations, high operating costs, and shutdown risks
- Dependent on aging infrastructure and long-haul supply chains
- Operate within a **volatile fuel market,** creating exposure for downstream states like Nevada

Foreland's Edge

- **Nevada's only active refinery**— local, reliable, and ready to scale
- **Integrated with Sky Quarry**— exclusive access to recycled heavy oil
- **Bypasses import costs and pipeline delays**
- **Well-positioned to lead** as regional demand accelerates in 2025




FORELAND
REFINING
CORPORATION

Traction & Customers

Traction to Date:

- Operating for 20+ years near Ely, NV
- Produces diesel, asphalt, Vacuum Gas Oil (a precursor for gasoline and aviation fuel), and naphtha
- Historically Produced: 485,000 barrels/year
- Capacity: 100,000 barrels/month or up to 800,000/year
- Serving: Southern CA, NV, Utah, Idaho
- Key customers:HF Sinclair, Valero, and Polyglass


FORELAND
REFINING
CORPORATION

Investors

Bottom Line: Invest in America's Energy Future

Foreland Refinery offers a compelling investment opportunity as Nevada's only active refinery, strategically positioned to capture market share in a $629B+ growing market. California's declining refining capacity is creating fuel shortages across the Western U.S., opening the door for regional suppliers like Foreland to meet rising demand.

This is more than oil refining. It is about reducing waste, supporting real industries, and strengthening energy independence. Backed by hard assets, proven production, and a scalable model, Foreland offers investors the chance to own a stake in critical infrastructure, where long-term value and American energy independence take shape, right here at home.


A Unique Chance To Invest in Nevada's Only Active Refinery
Backed by Real Assets
Proven Production
Real Market Demand
Attractive Investment Terms
"This is more than oil refining. It's about reducing waste, supporting real industries, and strengthening American energy independence, right here at home"

Sources:

California Energy Policies are Affecting Gasoline Prices in Other States

63% of California's crude comes from overseas

California is falling behind on its EV Goals

Planned closures of California's Phillips 66 and Valero's Benicia refineries could cut California's refining capacity by 21% by 2026.

The U.S. refined fuel market is growing 3–5% annually

The North America Refined Petroleum Products Market was valued at USD 531.22 Billion in 2024 and is expected to reach USD 629.28 Billion by 2030 with a CAGR of 2.86% during the forecast period.

Nevada's $2B lithium boom

Terms

Up to $1,235,000 in Series A 10% Redeemable Preferred Stock at $100.00 per share with a minimum target amount of $10,000.

Offering Minimum: $10,000 | 100 shares of Series A 10% Redeemable Preferred Stock
Offering Maximum: $1,235,000 | 12,350 shares of Series A 10% Redeemable Preferred Stock
Type of Security Offered: Series A 10% Redeemable Preferred Stock
Purchase Price of Security Offered: $100.00 per Share
Minimum Investment Amount (per investor): $1,000.00

Preferred Dividend: The Preferred Shares will carry an annual dividend payment of ten percent (10%). The dividend on the Preferred Shares shall accrue, beginning from the date of issuance. Dividends shall be computed on the basis of the actual number of days elapsed and a 365-day year. The dividends shall accrue and be paid to the holder of the Preferred Shares within fifteen (15) days of the end of each calendar year. The Preferred Shares will be senior preferred equity of the Company and contain customary provisions restricting the payment of dividends on, and the repurchase of, junior and pari passu equity at any time when all dividends on the Preferred Shares have not been paid in full in cash.

Conversion: The Preferred Shares are not convertible into shares of the Company's common stock.

Voting Rights of the Preferred Shares: The Preferred Shares do not have any voting rights. However, the Preferred Shares shall have consent rights with respect to (i) taking actions adversely affecting the rights, preferences and privileges of the Preferred Shares (including by merger, consolidation or otherwise); and (ii) issuing securities that are senior or pari passu to the Preferred Shares.

Royalty: Holders of the Preferred Shares shall receive a royalty of $0.75 (for every $1 million of Preferred Shares, or part thereof) per barrel of crude oil refined and sold by the Company at all times while the Preferred Shares are outstanding ("Royalty Payment"). The Royalty Payment shall be paid to the holders of the Preferred Shares within thirty (30) days of the Company annual financial statements being audited and filed with the SEC as part of its parent company's, Sky Quarry Inc. ("Sky Quarry" or "Parent Company"), obligations to file a Form 10-K with the SEC ("Royalty Payment Date"). The amount of the annual Royalty Payment shall not exceed an aggregate return of more than twenty-five percent (25%) per annum to the holders of the Preferred Shares, inclusive of the annual 10% Preferred Dividend.

Redemption: The Preferred Shares shall be redeemed by the Company on the date that is five (5) years after the date of issuance ("Automatic Redemption Date") at a price equal to the Liquidation Preference. If the Preferred Shares are redeemed prior to the Automatic Redemption Date between the date of issuance and the date that is: (i) thirty-six (36) months thereafter, the Preferred Shares may be redeemed by the Company in whole or in part in its sole discretion at a price equal to 110% of the Liquidation Preference; (ii) between thirty-six (36) months and forty-eight (48) months after the issuance of the Preferred Shares, the Preferred Shares may be redeemed by the Company in whole or in part in its sole discretion at a price equal to 105% of the Liquidation Preference; or (iii) between forty-eight (48) months after the issuance of the Preferred Shares and the Automatic Redemption Date, the Preferred Shares may be redeemed by the Company in whole or in part in its sole discretion at a price equal to 103% of the Liquidation Preference. If the Preferred Shares are redeemed prior to the Automatic Redemption Date, the holder of the Preferred Shares shall be entitled to their Royalty Payment through the date of redemption.

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $1,000.00. The Company must reach its Target Offering Amount of $10,000 by September 3o, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Overview   Team   About   Communication Channel   Updates



David Sealock
CEO, Chairman
Background

David Sealock is a highly accomplished, results-driven senior executive leader with over 30 years of strategic management and business leadership. He has a track record of building high-performing teams with a strong focus on setting corporate strategy, executing over $1.2Bn in equity and debt transactions, joint ventures and M&A deals. David served as CEO of Petroteq Energy, President of Autus Ventures, Vice President Technology – Petroleum Technology Alliance Canada; President & COO of Sulvaris; President & CEO of Sunshine Oilsands; EVP of MegaWest Energy; & has held senior management positions with Deer Creek Energy, CNRL, Petrovera Resources, Total, and Chevron. David has a BS in business management and is a Registered Engineer with the Alberta Society of Engineering Technologist (ASET).

Marcus Laun
EVP and Director
Background

Marcus Laun has spent the past twenty years as a founding principal or senior advisor to over fifteen publicly and privately held companies. His experience includes advising and investing Nurture, Inc. an organic baby food company which eventually sold to Group Danone for $250mm. Marcus is also founder and CEO of GrowthCircle.com and Geopulse Exploration Inc., a media company specializing in the production and distribution of short films for corporate clients. He also has advised and raised capital for companies in the solar, wind, oil, gas, and alternative fuel industries. As Managing Director of Knight Capital Group (the largest market-maker of equities in the US)., he oversaw syndicates for over $300 million in financing. He has a BS in Hotel Management from Cornell University, and an MBA from Columbia University.

Darryl Delwo
CFO
Background

Darryl Delwo has over 25 years' experience building and leading finance teams in global companies with significant operating scale and complexity. He has held senior positions in high growth public and private firms, providing strategic oversight to finance and operations, including $150mm of M&A activity, and joint venture and refinancing transactions. Darryl has a BC in Accounting and Business Management from University of Calgary, holds CMA and CPA designations from CMA and CPA Alberta, and a Controllership Certificate from the Institute of Chartered Accountants of Alberta.

Company Name

Foreland Refining

Location

**US Hwy 6
Suite 101
Currant, Nevada 89301**

Number of Employees

20

Company Website

Incorporation Type

C-Corp

State of Incorporation

Texas

Date Founded

May 29, 1998